14046024

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive
(No. and Street)

Montpelier (City) Vermont (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Sullivan 802-229-3231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP.
(Name – *if individual, state last, first, middle name*)

125 Highstreet (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mn

3/20/14

OATH OR AFFIRMATION

I, Denise Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President of Finance

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Financial Statements with
Supplementary Information
As of and for the Years Ended
December 31, 2013 and 2012

pwc

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Financial Statements with Supplementary Information As of and for the Years Ended December 31, 2013 and 2012

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
December 31, 2013 and 2012

Page(s)

pwc

Independent Auditor's Report

To the Board of Directors and
Stockholder of Equity Services, Inc.:

We have audited the accompanying financial statements of Equity Services, Inc., which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of comprehensive income, changes in stockholder's equity, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Services, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedule I, *Supplementary Information: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission*, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2014

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Financial Condition
As of December 31, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	6,657,421	6,661,041
Investment advisor fees receivable	2,273,480	2,091,205
Prepaid expenses and other assets	356,751	421,376
Other receivables	1,654,082	1,495,043
Property and equipment, net of depreciation	15,515	45,921
Income taxes recoverable from parent	1,223,503	483,747
Deferred tax asset	316,509	-
Total assets	12,497,261	11,198,333
Liabilities		
Investment advisor fees payable	1,930,895	1,789,907
Accounts payable and accrued expenses (Footnote 8 contingencies)	4,111,468	3,994,722
Commissions payable	1,348,111	1,139,723
Deferred tax liability	-	12,872
Unearned revenue	90,450	-
Total liabilities	7,480,924	6,937,224
Stockholder's Equity		
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008	197,008
Additional paid-in capital	31,402,358	25,902,358
Accumulated deficit	(26,583,029)	(21,837,860)
Accumulated other comprehensive income (loss)	-	(397)
Total stockholder's equity	5,016,337	4,261,109
Total liabilities and stockholder's equity	12,497,261	11,198,333

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Comprehensive Income
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues		
Commissions	$ 24,747,253	$ 23,342,632
Investment advisor fees	11,374,754	10,121,703
Revenue sharing	652,725	657,024
Marketing support and other income	2,493,344	2,182,217
Investment income	6,062	7,583
Total revenues	39,274,138	36,311,159
Operating expenses		
Commissions	21,135,425	19,793,727
Investment advisor fees	9,921,532	8,789,248
Intercompany charges	3,176,109	3,290,483
General and administrative expenses	5,765,402	3,490,135
Salaries and benefits	5,235,960	4,701,418
Clearing agent fees	1,009,447	980,427
Marketing support charges	342,991	280,380
Total operating expenses	46,586,866	41,325,818
Loss before income taxes	(7,312,728)	(5,014,659)
Income tax benefit	2,567,559	1,747,643
Net Loss	$ (4,745,169)	$ (3,267,016)
Other comprehensive income (loss)		
Unrealized gains (losses) on available-for-sale securities	397	(397)
Total other comprehensive income (loss)	397	(397)
Comprehensive Loss	$ (4,744,772)	$ (3,267,413)

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
December 31, 2011 Stockholder's Equity	**197,008**	**23,902,358**	**(18,570,844)**	**–**	**5,528,522**
Net loss	–	–	(3,267,016)	–	(3,267,016)
Other comprehensive income (loss)	–	–	–	(397)	(397)
Total comprehensive income (loss)					(3,267,413)
Capital Contributions	–	2,000,000	–	–	2,000,000
December 31, 2012 Stockholder's Equity	**197,008**	**25,902,358**	**(21,837,860)**	**(397)**	**4,261,109**
Net loss	–	–	(4,745,169)	-	(4,745,169)
Other comprehensive income (loss)				397	397
Total comprehensive income (loss)					(4,744,772)
Capital Contributions	–	5,500,000	–	–	5,500,000
December 31, 2013 Stockholder's Equity	**197,008**	**31,402,358**	**(26,583,029)**	**-**	**5,016,337**

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net loss	(4,745,169)	(3,267,016)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	30,406	175,314
Changes in assets and liabilities:		
Investment advisor fees receivable	(182,275)	(112,116)
Prepaid expenses and other assets	64,625	(140,651)
Other receivables	(159,039)	(128,850)
Other assets/liabilities	397	(397)
Income taxes (recoverable) payable to parent	(739,756)	82,623
Investment advisor fees payable	140,988	95,715
Accounts payable and accrued expenses	116,746	1,056,867
Commissions payable	208,388	88,812
Deferred tax assets	(329,381)	(53,861)
Unearned revenue	90,450	-
Net cash (used in) provided by operating activities	(5,503,620)	(2,203,560)
Cash flows from investing activities		
Purchase of property and equipment	-	(8,877)
Net cash used in investing activities	-	(8,877)
Cash flows from financing activities		
Capital contribution	5,500,000	2,000,000
Net cash provided by financing activities	5,500,000	2,000,000
Cash and cash equivalents		
Net increase in cash and cash equivalents	(3,620)	(212,437)
Beginning of year	6,661,041	6,873,478
End of year	6,657,421	6,661,041

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Equity Services, Inc. ("ESI", and the "Company"), is a registered broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC") is a wholly-owned subsidiary of NLVF and an affiliate of ESI.

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. (the "Funds") and from the sale of other mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts. ESI is affiliated with the companies that manage and distribute the Sentinel Group Funds.

The Company is also a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of ESI.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared on the basis of United States generally accepted accounting principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Certain reclassifications have been made to conform prior periods to the current year's presentation.

Revenue and Expense Recognition

Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Trailing commissions and investment advisory fees are recognized in the period in which the services have been performed. These commissions and fees are earned based on a percentage of assets under management and are paid to the Company pursuant to the terms in the respective agreements with the individual sponsors.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of funds on deposit and investments in federal agency backed bonds with maturities as of the date of purchase of three months or less.

2. Significant Accounting Policies (continued)

Commissions

Commissions revenue includes commission earned from mutual fund share sales, annuity sales, alternative investment sales, sales of general securities, trailing commissions, and commissions earned on house accounts.

Commissions expense represents a portion of the commission revenue (gross dealer concession) that is allocated to branch office supervisors, general agents and registered representatives of record on each sale.

Investment Advisor Fees

Investment advisor fees include fees recognized from third party money managers for professional investment advisory and portfolio management services, as well as fees earned from individual customers for financial planning services provided by the Company's investment advisor representatives.

Certain sponsors pay EFA commissions to the Company on a quarterly basis in arrears. The accrual for these commissions is estimated using historical cash receipts to reflect revenues earned as of the balance sheet date. The investment advisors fees payable balance represents the accrued payable due to registered representatives on revenue earned from EFA sponsors.

Prepaid Expenses and Other Assets

Prepaid expenses consist primarily of annual registered representative license renewal fees paid in advance. Other assets include the accrual for the month-end receivable from the Company's primary clearing house.

Other Receivables

Other receivables primarily include receivables for trail commissions and revenue share agreements.

Property and Equipment

Property and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally Developed Software	5
Furniture	7

2. Significant Accounting Policies (continued)

General and Administrative

These expenses represent costs to the Company incurred as a result of managing the Company. These costs include legal expenses, monthly software charges, depreciation, printing, postage, travel, outside consulting, and other miscellaneous expenses. Other expenses for obligations, or services rendered, but not yet paid at the end of the reporting period are included here and are inclusive of primarily: 1) amounts due to NLIC, NLVF, and Sentinel Administrative Services, Inc. for compensation and commissions paid by those companies on behalf of the Company; 2) accrued expenses related to the Company's annual elite symposium conference which is held for top producing agents; 3) employee incentive compensation; and 4) anticipated legal expenses.

Intercompany Charges

NLVF and its subsidiary, NLIC, provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLVF expense sharing agreement and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

Revenue Sharing

Additional payments received from related entities, which are negotiated separately from the sales commissions as a percentage of sales, a percentage of assets under management, or a combination thereof. These related entities include NLIC, Life Insurance Company of the Southwest ("LSW"), and Sentinel Financial Services Company ("SFSC"), a registered broker dealer.

Marketing Support and Other Income

Additional payments received from sponsors, which are negotiated separately from the sales commissions and service fees ("12b-1" fees or "trailing commissions"). These payments may include components of revenue sharing, marketing support, additional sales and service fees. Payments can be a percentage of gross sales, a flat annual amount, a percentage of assets under management, or a combination thereof.

Investment Income

The Company's excess cash is invested in money market funds and other fixed income investments which in turn earn income distributions and interest from those investments.

2. Significant Accounting Policies (continued)

Salaries and Benefits
Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

Clearing Agent Fees
These are primarily clearing and execution fees, statement and confirmation mailing, IRA maintenance fees, technology fees, associated postage and other fees the Company pays to National Financial Services, LLC. ("NFS"), the Company's clearing broker-dealer.

Marketing Support Charges
The Company provides seminars and training opportunities for representatives. Expenses related to these seminars are reimbursed either through direct payments or through marketing support and other income revenue by representatives and sponsors.

Income Taxes
The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. If applicable, the Company settles its income tax liability with NLHC periodically or is reimbursed by NLHC for any tax attributes utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any. The Company received from NLHC $1,499,725 and $1,778,007 for the years ended December 31, 2013 and 2012, respectively. In addition, the Company paid $1,303 and $1,624 in state taxes for the years ended December 31, 2013 and 2012, respectively.

The Company's deferred tax liability relates to the US GAAP and tax basis difference on depreciation of property and equipment.

Subsequent Events
The Company has evaluated events subsequent to December 31, 2013 and through the financial statement issuance date of February 24, 2013. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

3. General and Administrative Expenses

General and administrative expenses are comprised of the following:

	For the years ended December 31, 2013	2012
Legal Fees	$ 3,886,413	$ 1,663,786
Software Maintenance	889,477	790,032
Depreciation	30,406	175,314
Printing & Postage	213,086	148,285
Public Accounting Fees	51,576	52,707
Recruiting & Training	219,662	295,296
Travel	164,591	178,656
Consulting	16,660	19,819
Other	293,531	166,240
	$ 5,765,402	$ 3,490,135

4. Net Capital and Reserve Information

The Company, a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Act"), as amended, which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. Refer to Schedule I for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2013, are as follows:

Net capital	$ 2,421,017
Aggregate indebtedness	7,481,104
Net capital requirement	498,741
Excess net capital	1,922,276
Percentage of aggregate indebtedness to net capital	309%

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

5. Property and Equipment

Property and equipment owned by the Company at December 31:

	2013	2012
Property and equipment	$ 1,723,046	$ 1,723,046
Accumulated depreciation	(1,707,531)	(1,677,125)
Net Property and equipment	$ 15,515	$ 45,921

Depreciation expense for the years ended December 31, 2013 and 2012 was $30,406 and $175,314, respectively.

6. Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. The Company recognized a federal income tax benefit of $2,216,225 and $1,695,083 for the years ended December 31, 2013 and 2012, respectively. The Company also recorded a state income tax benefit (expense) of $21,952 and ($1,322) for the years ended December 31, 2013 and 2012, respectively. The components of current and deferred income tax are shown below:

	2013	2012
Current	$ 2,238,178	$ 1,693,782
Deferred	329,381	53,861
Total Income Tax Benefit	$ 2,567,559	$ 1,747,643

Income tax receivable from NLHC was $1,223,503 and $483,747 as of December 31, 2013 and 2012, respectively. In 2013 and 2012, total taxes differ from amounts computed using the nominal federal income tax rate of 35% due to non-deductible travel and entertainment expenses. The Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years prior to 2008.

There were no amounts accrued for unrecognized tax benefits or related interest and penalties at December 31, 2013 and 2012. A deferred tax liability related to depreciable assets of $3,657 and $12,872 was recorded as of December 31, 2013 and 2012, respectively. Deferred tax assets for incentive compensation and non-deductible accrued pending legal claims in the amounts of $75,166 and $245,000, respectively, were also recorded as of December 31, 2013.

There were no amounts accrued for unrecognized tax benefits or related interest and penalties at December 2013 and 2012.

7. Related Party Transactions

Commissions and Revenue Sharing

Commissions earned by the Company relating to sales of the Funds' shares and continuing service fees for products issued by NLIC and others were $2,748,332 and $3,301,182 for the years ended December 31, 2013 and 2012, respectively. Receivable balances related to these commissions, revenue sharing and expenses reimbursements were $180,906 and $386,168 as of December 31, 2013 and 2012, respectively.

The Company is the distributor of variable universal life and variable annuity products issued by NLIC and offers indexed annuity products issued by LSW. In connection with the distribution of these LSW products, the Company pays 100% of the commissions received to its registered representatives. NLIC pays for these commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense recorded in accordance with the sale of NLIC variable universal life and variable annuity products and LSW indexed annuity products was $2,303,104 and $3,087,614 for the years ended December 31, 2013 and 2012, respectively. The Company recognized revenue sharing on the sale of NLIC and LSW products of $187,266 and $222,170 for the years ended December 31, 2013 and 2012, respectively.

Effective May 23, 2005, the Company and SFSC executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Revenue sharing income for these additional fees was $465,458 and $434,853 for the years ended December 31, 2013 and 2012, respectively. Receivables related to the Company's revenue sharing agreement with SFSC were $40,423 and $36,051 as of December 31, 2013 and 2012, respectively.

Allocated Expenses

NLIC provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are allocated based on the terms in the expense sharing agreement with NLIC and the allocation methodologies employed are applied uniformly across National Life Group and all its affiliates. The allocation methodologies are determined by NLIC based on direct charges and factors such as square footage, number of employees and compensation levels. Charges for costs allocated to the Company for the years ended December 31, 2013 and 2012 were $3,176,109 and $3,290,483, respectively.

Accounts payable and accrued expenses related to the NLIC expense sharing agreement were $2,170,161 and $1,966,597 as of December 31, 2013 and 2012, respectively.

7. Related Party Transactions (continued)

Capital Contributions

The Company has historically experienced losses from operations and has an accumulated deficit of $26,583,029 as of December 31, 2013. The Company has received sufficient equity contributions from its parent, NLVF, to enable it to meet its contractual obligations as those obligations become due. For the years ended December 31, 2013 and 2012, ESI received capital contributions from NLVF of $5.5 million and $2.0 million, respectively.

8. Commitments and Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2013, the Company has no indication that it has not fulfilled its contractual obligations and has not recorded a liability with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

In the ordinary course of business, the nature of the Company's business subjects itself to claims, lawsuits, regulatory examinations and other proceedings. The nature of these claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty. The Company continues to vigorously defend its position related to these matters. However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

As of December 31, 2013 the Company has recorded, in aggregate, of approximately $700,000 to settle certain pending legal claims in which the Company was named as a defendant. While the Company believes it has meritorious defenses against these claims, the ultimate resolution of these matters could result in losses in excess of the amount we have accrued, up to the amount of $2.1 million in claimed damages.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Schedule I – Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

	2013
Computation of net capital	
Total ownership equity	$ 5,016,337
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	5,016,337
Deductions	
Receivables from non-customers, in excess of payable	810,754
Investment in and receivables from affiliates, subsidiaries and associated partnerships	58,269
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation	15,515
Other assets	1,710,782
Total non-allowable assets	2,595,320
Net capital before haircuts on securities position and other deductions	2,421,017
Haircut on securities	-
Other deductions	-
Net capital	$ 2,421,017
Computation of aggregate indebtedness	
Payable to brokers or dealers, commissions and fees	3,369,456
Accounts payable, accrued liabilities, accrued expenses and other	4,111,648
Total aggregate indebtedness	$ 7,481,104
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness	498,741
Excess net capital	$ 1,922,276
Net capital less 10% of aggregate indebtedness	$ 1,672,906
Percentage of aggregate indebtedness to net capital	309%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2013.

pwc

To the Board of Directors and Stockholders of Equity Services, Inc.:

In planning and performing our audit of the financial statements of Equity Services, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

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A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2014

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